Free Translation of the French Language Original

HALF-YEAR MANAGEMENT REPORT	2

A. SIGNIFICANT EVENTS OF THE FIRST HALF OF 2011	2

B. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (JUNE 30, 2011)	8

C. CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2011	9

D. PRINCIPAL RISK FACTORS AND UNCERTAINTIES	33

E. OUTLOOK	34

F. APPENDIX – DEFINITION OF FINANCIAL INDICATORS	36

II – HALF-YEAR MANAGEMENT REPORT

A. SIGNIFICANT EVENTS OF THE FIRST HALF OF 2011

A.1. Pharmaceuticals

A.1.1. Acquisitions and alliances

A key event of the first half was the acquisition on April 4, 2011 of Genzyme Corporation (Genzyme), a major biotechnology company specializing in rare diseases headquartered in Cambridge, Massachusetts (United States). In 2010, Genzyme generated net sales in the region of $4 billion.

The transaction was completed in accordance with the terms of the public exchange offer at a price of $74 in cash plus the issuance to Genzyme shareholders of one contingent value right (CVR) per share. The CVRs are listed on the NASDAQ market, and entitle the holder to receive additional cash payments if specified milestones relating to Lemtrada™(1) are achieved over a specified period, or if specified milestones relating to 2011 production volumes for Cerezyme® and Fabrazyme® are met.

The provisional purchase price allocation is disclosed in Note B.1.1. to the condensed half-year consolidated financial statements. Sanofi funded the acquisition of Genzyme with the proceeds of a $7 billion bond issue completed on March 23, 2011; approximately $7 billion raised through its U.S. commercial paper program; a drawdown of $4 billion on the bridge facility negotiated in October 2010; and available cash.

A number of other acquisitions and alliances were also concluded during the first half of 2011, the principal transactions being:

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On February 24, 2011, Sanofi announced the completion of the acquisition of 100% of the common stock of BMP Sunstone Corporation, a Chinese pharmaceutical company that is developing a portfolio of branded and healthcare products in China. The provisional purchase price allocation is disclosed in Note B.1.1. to the condensed half-year consolidated financial statements.

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On March 8, 2011, Sanofi announced the signature of a new agreement to donate $25 million to the World Health Organization (WHO) to control neglected tropical diseases, extending their decade-long partnership for another five years and taking Sanofi’s total contribution to the WHO to $75 million.

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On March 23, 2011, Sanofi announced the signature of a cooperation agreement between its Ophthalmology Division (Fovea Pharmaceuticals) and the Institut de la Vision, one of the main eye disease research centers in Europe, for research in the diagnosis, prevention and treatment of ocular diseases. Under the terms of this 3-year agreement, Sanofi has priority access to the technological platforms of the Institut de la Vision to conduct research and collaboration activities, and exclusive worldwide rights to the results of the collaboration. Sanofi has committed to pay royalties to the constituent bodies of the Institut de la Vision in the event of commercialization.

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In April 2011, Sanofi signed a multi-year research collaboration agreement under the auspices of the Stanford University Bio-X program which supports, organizes and facilitates innovative and collaborative interdisciplinary research projects in the early phases of development.

(1) Lemtrada™ is the registered name submitted to health authorities for the investigational agent alemtuzumab.

¡	On May 5, 2011, Sanofi and Medicines for Malaria Venture (MMV) announced the signature of an alliance to research new malaria treatments, and the first research project agreement under that alliance.

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On May 11, 2011, Sanofi announced its support for the China Initiative for Diabetes Excellence, an innovative integrated diabetes management program launched by the Chinese Ministry of Health, the Chinese Center for Disease Control and Prevention (CDC) and the Chinese Diabetes Society of the Chinese Medical Association.

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On May 16, 2011, Sanofi signed a license agreement with Glenmark Pharmaceuticals S.A., a wholly-owned subsidiary of Glenmark Pharmaceuticals Limited India (Glenmark), to develop and commercialize GBR500, a novel monoclonal antibody for the treatment of Crohn’s disease and other chronic auto-immune diseases. Under the terms of the agreement, Glenmark received $50 million, and could receive success-based development, regulatory and commercial milestone payments. Glenmark is also entitled to double-digit royalties on net sales of products commercialized under the license.

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On May 30, 2011, Sanofi and the Drugs for Neglected Diseases initiative (DNDi) announced the signature of a 3-year collaboration agreement to research new treatments for nine neglected tropical diseases listed by the World Health Organization (WHO), for which new, adapted, and efficient tools are needed to treat patients in endemic countries. Under the terms of this agreement, Sanofi will bring in molecules from its portfolio and will collaborate with DNDi in research activities on innovative molecular scaffolds. The rights to results produced by this partnership will be co-owned by Sanofi and DNDi.

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In June 2011, Sanofi signed a 2-year research collaboration agreement with Audion Therapeutics (Audion) to develop potential treatments for hearing loss via the optimization of small molecules using a regenerative medicine approach. Under the terms of the agreement, Sanofi has an option to license technology rights from Audion related to research conducted under the collaboration.

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On June 28, 2011, Sanofi signed an exclusive worldwide research collaboration agreement and option for license with Rib-X Pharmaceuticals, Inc. (Rib-X) for novel classes of antibiotics resulting from Rib-X’s RX-04 program for the treatment of resistant Gram-positive and resistant Gram-negative pathogens. Under the terms of the agreement, Rib-X received $10 million, and could receive further payments for the achievement of research, preclinical, regulatory and commercial milestones, which could reach $86 million. Sanofi also has the right to develop multiple products under this agreement; commercial milestones could exceed $100 million on a per product basis.

A.1.2. Filings for marketing approval and new product launches

The following approvals were obtained during the first half of 2011:

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On January 25, 2011, the U.S. Food and Drug Administration (FDA) granted an additional six-month period of exclusivity to market Plavix® (clopidogrel bisulfate) in the United States; the exclusivity period is now due to expire on May 17, 2012.

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On March 20, 2011, Sanofi obtained marketing approval from the European Commission for Jevtana® (cabazitaxel), in combination with prednisone/prednisolone, for the treatment of patients with metastatic hormone-refractory prostate cancer previously treated with a docetaxel-containing chemotherapy regimen. This approval was based on results of the TROPIC Phase III clinical trial and applies to all 27 European Union member states plus Iceland, Liechtenstein and Norway.

¡	On June 16, 2011, the Canadian healthcare authorities also approved Jevtana® in the same indication.

A.1.3. Research and Development

The main developments in our research and development (R&D) portfolio during the first half of 2011 are described below:

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Following the acquisition of Genzyme in early April (see Note A.1.1. “Acquisitions and alliances”), our portfolio was boosted by sixteen new molecular entities currently in clinical development, including alemtuzumab in the treatment of multiple sclerosis, in collaboration with Bayer HealthCare; mipomersen for patients with severe familial hypercholesterolemia; and eliglustat, an oral treatment for type 1 Gaucher’s disease.

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Two products entered Phase II of clinical development: SAR110894D, a selective oral H3 receptor antagonist being assessed in Alzheimer’s disease, and SAR231893, an anti-IL4R monoclonal antibody being developed for asthma.

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Six products entered Phase I: SAR156597, a bispecific IL4/IL13 antibody in the treatment of idiopathic pulmonary fibrosis; SAR307746, a fully human IgG1 monoclonal antibody directed against Ang2, being developed in oncology; SAR125844, a Met Kinase inhibitor in oncology; SAR407899, an RHO Kinase inhibitor for diabetic nephropathy; SAR126119, a TAFIa inhibitor for acute ischemic stroke; and SAR339658, a monoclonal antibody to treat Crohn’s disease and other chronic autoimmune disorders.

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Three projects were discontinued: SSR125543, a CRF1 antagonist in the treatment of depression; SAR260093/MBX-2982, a GPR119 receptor agonist, following termination of the license agreement with Metabolex; and celivarone, for the prevention of shocks and major clinical outcomes in patients with implanted cardiac defibrillator.

Lyxumia® (lixisenatide), a once-daily GLP-1 receptor agonist under development for the treatment of type 2 diabetes, is being assessed in nine studies under the Phase III GetGoal clinical program. Results from this program published during the first half of 2011 confirmed the efficacy and safety profile of Lyxumia®:

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February 2011: results from the GetGoal-X study, which compared the efficacy and safety of Lyxumia® and exenatide as add-on therapy for people with type 2 diabetes whose condition is inadequately controlled by metformin. The study achieved its primary endpoint by demonstrating non-inferiority of once-daily Lyxumia® injection in HbA1c reduction from baseline compared with exenatide twice-daily, with fewer hypoglycemic events.

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April 2011: results from the GetGoal-S study. These showed that Lyxumia® achieved its primary efficacy objective of significant HbA1c reduction and improved glycemic control from baseline versus placebo. The top-line results also showed a significant reduction in body weight for people treated with Lyxumia®.

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May 2011: results from the GetGoal-L study. These demonstrated that Lyxumia®, when used as an add-on therapy to basal insulin (with or without metformin), achieved its primary efficacy endpoint of significantly reducing HbA1c versus placebo for type 2 diabetes patients without significantly increasing their risk of hypoglycemia.

Many results from clinical studies of other molecules were also announced in the first half of 2011:

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March 2011: Sanofi announced results from the VITAL Phase III study evaluating Zaltrap® (aflibercept) as a second line treatment for non small cell lung cancer. The study data showed that adding aflibercept to the chemotherapy drug docetaxel did not meet the pre-specified criteria for the primary endpoint of improvement in overall survival compared with a regimen of docetaxel plus placebo.

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End April 2011: Sanofi announced that the VELOUR Phase III study comparing Zaltrap® (aflibercept) in combination with the FOLFIRI chemotherapy regimen [folinic acid (leucovorin), 5-fluorouracil, and irinotecan] versus a regimen of

FOLFIRI plus placebo achieved its primary endpoint of improving overall survival in the second-line treatment of metastatic colorectal cancer.

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Early April 2011: data from two Phase III studies of mipomersen in patients who had high cholesterol levels while on lipid-lowering therapy were presented at the American College of Cardiology’s 60th Annual Scientific Session. In the study in patients with severe heterozygous familial hypercholesterolemia, mipomersen reduced LDL-cholesterol (the primary endpoint) by 36% versus a 13% increase for placebo (p<0.001). Results of a Phase III study of mipomersen in patients with high cholesterol at high risk of coronary heart disease were also presented; in this study, mipomersen reduced LDL-cholesterol (the primary endpoint) by 37%, versus a 5% reduction for placebo (p<0.001).

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April 14, 2011: Genzyme Corporation, a subsidiary of Sanofi (see Note A.1.1. “Acquisitions and Alliances” above), reported additional five-year patient data from its CAMMS223 Phase II multiple sclerosis (MS) trial showing that nearly two-thirds of patients treated with alemtuzumab showed no progression in the disease and hence in disability.

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June 4, 2011: Sanofi announced results from the pivotal SAVE-ONCO study, showing that administering semuloparin to 3,212 cancer patients on initiation of a chemotherapy regimen significantly reduced by 64% the risk of symptomatic deep vein thrombosis, non-fatal pulmonary embolism or venous thromboembolism related death, thereby meeting the study’s primary composite endpoint. Semuloparin reduced the risk of this type of blood clot without increasing the incidence of major bleeding over placebo.

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June 6, 2011: Sanofi announced new data on the investigational agent iniparib (BSI-201) in metastatic triple-negative breast cancer and platinum-sensitive and platinum-resistant recurrent ovarian cancer. The data, presented at the American Society of Clinical Oncology (ASCO) in the United States, validated the continuation of clinical development of iniparib.

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June 24, 2011: Sanofi announced positive results from the “All to Target” study, showing that using two regimens including Lantus® (insulin glargine [rDNA origin] injection) and Apidra® (insulin glulisine [rDNA origin] injection) lowered blood glucose levels compared to premixed insulin, with less hypoglycemia and an improvement in diabetes-specific quality of life.

A.2. Human Vaccines (Vaccines)

A.2.1. Filings for marketing approval and new vaccine launches

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In May 2011, the U.S. Food and Drug Administration (FDA) approved Sanofi Pasteur’s supplementary biological license application (sBLA) for Fluzone® Intradermal, indicated for the vaccination of adults aged 18 to 64 against influenza caused by the influenza virus subtypes A and B contained in the vaccine. This vaccine will be available to healthcare professionals in the United States for the 2011-2012 influenza season.

¡	May 2011 also saw the Chinese launch of Pentaxim®, the first 5-in-1 combination vaccine in China against diphtheria, tetanus, pertussis, polio and Haemophilus influenzae type b.

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In June 2011, the World Health Organization (WHO) granted prequalification to Sanofi Pasteur’s Typhim Vi® polysaccharide typhoid vaccine. WHO prequalification is a pre-requisite for the procurement of vaccines by UNICEF and other United Nations agencies, and for distribution under the GAVI Alliance New and Underused Vaccines Support program.

A.2.2. Alliances

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In February 2011, Sanofi Pasteur announced an alliance with the International Vaccine Institute (IVI) to support the IVI’s recently-launched Dengue Vaccine Initiative (DVI). The DVI program was announced by the IVI on February 10, 2011 in collaboration with the Sabin Vaccine Institute, Johns Hopkins University and the WHO.

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In June 2011, the Group signed a research collaboration agreement with Weill Cornell Medical College to identify new anti-infectives that aim to shorten the course of treatment of tuberculosis (TB) and could provide effective therapies against drug-susceptible and drug-resistant strains of TB.

A.3. Animal Health

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On March 22, 2011, Merck and Sanofi jointly announced the mutual termination of their agreement to form a new animal health joint venture by combining Merial, Sanofi’s animal health business, with Intervet/Schering-Plough, Merck’s animal health unit. As a result, Merial and Intervet/Schering-Plough will continue to operate as separate businesses. This decision was mainly due to the increasing complexity of implementing the proposed transaction, both in terms of the nature and extent of the anticipated divestitures and the length of time necessary for the worldwide regulatory review process. Consequently, the assets and liabilities of Merial, which previously were classified in Sanofi’s balance sheet as assets or liabilities held for sale or exchange, have been reclassified to the relevant balance sheet line items with no restatement of comparative periods. At the same time, results from the Merial business were included in continuing operations for all the periods reported (see Note B.1.2. to the condensed half-year consolidated financial statements).

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Certifect™, a new topical flea and tick control combination parasiticide for dogs, was approved in the United States by the Environmental Protection Agency (EPA) in March 2011, and in the European Union in May 2011. Merial launched this new product in the United States in July 2011.

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On June 21, 2011, the U.S. District Court for the Middle District of Georgia ruled that Merial’s U.S. patent covering Frontline Plus® was valid and that PetArmor™ Plus products infringed this patent. The court also barred Cipla Ltd and Velcera Inc from further sales of these products in the United States, and ordered the seizure of any existing inventory in the United States. This decision is temporarily stayed pending appeal.

A.4. Other significant events of the first half of 2011

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On May 6, 2011, the Annual General Meeting was held. All the resolutions were passed and in particular, the meeting approved the distribution of a dividend of €2.50 per share, payable from June 16, 2011 in cash or new shares at the option of the shareholder. The meeting also ratified the co-opting of Mrs Carole Piwnica and approved the appointment of Mrs Suet-Fern Lee as Directors, and approved a change in the company name from “sanofi-aventis” to “Sanofi” effective from the end of the meeting.

B. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (JUNE 30, 2011)

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On July 7, 2011, Sanofi announced that it had discontinued the PALLAS Phase IIIb clinical trial in patients with permanent atrial fibrillation (AF), while confirming the risk/benefit profile of Multaq® in its approved indication of non-permanent AF. The benefit/risk assessment of Multaq® by the regulatory agencies is ongoing.

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On July 11, 2011, top-line results were reported from CARE-MS I, the first of two Phase III clinical trials comparing alemtuzumab (Lemtrada™) to the approved multiple sclerosis therapy Rebif® (high dose interferon beta-1a) in patients with relapsing-remitting multiple sclerosis. In this trial, two annual cycles of alemtuzumab treatment resulted in a 55% reduction in relapse rate versus Rebif®, meeting the first primary endpoint. Statistical significance was not achieved for the second primary endpoint (time to six month sustained accumulation of disability) as compared to Rebif® (8% of patients versus 11%). Sanofi had previously been granted fast track designation by the FDA for alemtuzumab in the treatment of multiple sclerosis.

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On July 11, 2011, Sanofi announced the strategic divestiture of its Dermik dermatology business to Valeant Pharmaceuticals International Inc. for a total cash consideration of $425 million. This divestiture, which will enable Sanofi to concentrate more closely on its growth platforms in North America, includes all the assets of Dermik, comprising a portfolio of leading brands in therapeutic and aesthetic dermatology such as Benzaclin®, Carac® and Sculptra®, together with a manufacturing facility in Canada. The closing of the transaction is subject to customary conditions, including clearance by certain antitrust authorities.

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On July 28, 2011, Sanofi updated on the supply of Genzyme’s products Cerezyme® and Fabrazyme®. Based upon actual production trends to date and lead times to release products to the market, Sanofi does not expect that the 2011 Contingent Value Right (CVR) Production Milestone will be met.

C. CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2011

C.1. Consolidated results of operations for the first half of 2011

Consolidated income statements for the six months to June 30, 2011 and 2010

(€ million)	6 months to June 30, 2011	as % of net sales	6 months to June 30, 2010 (1)	as % of net sales
Net sales	16,128	100.0%	16,205	100.0%
Other revenues	835	5.2%	807	5.0%
Cost of sales	(5,214)	(32.3%)	(4,496)	(27.7%)
Gross profit	11,749	72.8%	12,516	77.2%
Research and development expenses	(2,297)	(14.2%)	(2,260)	(13.9%)
Selling and general expenses	(4,201)	(26.0%)	(3,955)	(24.4%)
Other operating income	191		243
Other operating expenses	(168)		(141)
Amortization of intangible assets	(1,701)		(1,802)
Impairment of intangible assets	(69)		(108)
Fair value remeasurement of liabilities related to contingent consideration	(66)		—
Restructuring costs	(467)		(190)
Other gains and losses, and litigation	(517)		—
Operating income	2,454	15.2%	4,303	26.6%
Financial expenses	(234)		(214)
Financial income	56		74
Income before tax and associates and joint ventures	2,276	14.1%	4,163	25.7%
Income tax expense	(472)		(1,071)
Share of profit/loss of associates and joint ventures	556		476
Net income	2,360	14.6%	3,568	22.0%
Net income attributable to non-controlling interests	136		147
Net income attributable to equity holders of Sanofi	2,224	13.8%	3,421	21.1%
Average number of shares outstanding (million)	1,308.6		1,305.8
Average number of shares outstanding after dilution (million)	1,313.3		1,309.3
Basic earnings per share (in euros)	1.70		2.62
Diluted earnings per share (in euros)	1.69		2.61

(1)

The results of operations of Merial, previously reported as a business held for exchange, have been reclassified and included in net results from continuing operations in accordance with IFRS 5 paragraph 36, following the announcement that Merial and Intervet/Schering-Plough are to be maintained as separate businesses operating independently (see Note B.1.2. to the condensed half-year consolidated financial statements).

C.2. Business net income (1) for the first half of 2011

In accordance with IFRS 8 (Operating Segments), the segment information reported by Sanofi is prepared on the basis of internal management data provided to the Chief Executive Officer, who is the Group’s chief operating decision maker. The performance of these segments is monitored individually using internal reports and common indicators.

The operating segment disclosures required under IFRS 8 are provided in Note B.20. to the condensed half-year consolidated financial statements.

Sanofi has three operating segments: Pharmaceuticals, Human Vaccines (Vaccines), and Animal Health.

The Pharmaceuticals segment covers research, development, production and marketing of medicines, including activities acquired with Genzyme. Sanofi’s pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates and joint ventures whose activities are related to pharmaceuticals, in particular the entities majority owned by BMS.

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture.

The Animal Health segment comprises the research, development, production and marketing activities of Merial, which offers a complete range of medicines and vaccines for a wide variety of animal species.

The Other segment includes all segments that do not qualify as reportable segments under IFRS 8. In particular, this segment includes Sanofi’s interest in the Yves Rocher group, and the effects of retained commitments in respect of divested businesses.

Inter-segment transactions are not material.

Segment results

Sanofi reports segment results on the basis of “Business operating income”. This indicator, adopted in order to comply with IFRS 8, is used internally to measure operational performance and allocate resources. Business operating income is derived from Operating income, adjusted as follows:

¡	the amounts reported in the lines Restructuring costs, Fair value remeasurement of liabilities related to contingent consideration and Other gains and losses, and litigation are eliminated;

¡	amortization and impairment losses charged against intangible assets (other than software) are eliminated;

¡	the share of profits/losses of associates and joint-ventures is added;

¡	the share attributable to non-controlling interests is deducted;

¡

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint-ventures) are eliminated;

¡	restructuring costs relating to associates and joint ventures are eliminated.

(1) See definition in the Appendix (Section F).

We believe that investors’ understanding of our operational performance is enhanced by reporting “business net income”(1). This measure is determined by taking “business operating income” and adding financial income and deducting financial expenses, including the related income tax effects.

“Business net income” is defined as Net income attributable to equity holders of Sanofi, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets, (iii) fair value remeasurement of liabilities related to contingent consideration; (iv) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (v) restructuring costs (including restructuring costs relating to associates and joint ventures), (vi) other gains and losses, and litigation; (vii) the impact of the non-depreciation of the property, plant and equipment of Merial in 2010 (in accordance with IFRS 5) (viii) the tax effect related to the items listed in (i) through (vii); as well as (ix) the effects of major tax disputes and (x) the share of non-controlling interests in items (i) through (ix). Items (ii), (v) and (vi) correspond to those reported in the income statement line items Restructuring costs, Fair value remeasurement of liabilities related to contingent consideration and Other gains and losses, and litigation.

Business net income for the first half of 2011 totaled €4,320 million (down 11.9% on the 2010 first-half figure of €4,905 million), and represented 26.8% of net sales (versus 30.3% for the first half of 2010).

(1) See definition in the Appendix (Section F).

First-half segment results for 2011 and 2010, and 2010 full-year segment results, were as follows. In the 2010 full-year and first-half results, the results of operations of Merial, which was previously reported as a business held for exchange, have been reclassified and included in results of continuing operations in accordance with paragraph 36 of IFRS 5, following the announcement that Merial and Intervet/Schering-Plough are to be maintained as two separate businesses operating independently (see Note B.1.2. to the condensed half-year consolidated financial statements).

2011 first-half business net income

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,730	1,308	1,090	—	16,128
Other revenues	816	10	9	—	835
Cost of sales	(4,073)	(550)	(327)	—	(4,950)
Research and development expenses	(1,963)	(264)	(70)	—	(2,297)
Selling and general expenses	(3,614)	(264)	(322)	(1)	(4,201)
Other operating income and expenses	42	(1)	(7)	(11)	23
Share of profit/(loss) of associates and joint ventures (1)	559	(2)	—	13	570
Net income attributable to non-controlling interests	(136)	—	—	—	(136)
Business operating income	5,361	237	373	1	5,972
Financial income and expenses					(178)
Income tax expense					(1,474)
Business net income					4,320

(1)	Net of taxes

2010 first-half business net income

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,476	1,692	1,037	—	16,205
Other revenues	786	12	9	—	807
Cost of sales	(3,531)	(552)	(303)	—	(4,386)
Research and development expenses	(1,943)	(247)	(75)	—	(2,265)
Selling and general expenses	(3,373)	(284)	(306)	(2)	(3,965)
Other operating income and expenses	168	(2)	6	(70)	102
Share of profit/(loss) of associates and joint ventures (1)	491	(8)	—	8	491
Net income attributable to non-controlling interests	(150)	1	1	—	(148)
Business operating income	5,924	612	369	(64)	6,841
Financial income and expenses					(140)
Income tax expense					(1,796)
Business net income					4,905

(1)	Net of taxes

2010 full-year business net income

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	26,576	3,808	1,983	—	32,367
Other revenues	1,623	28	18	—	1,669
Cost of sales	(7,316)	(1,371)	(615)	—	(9,302)
Research and development expenses	(3,884)	(517)	(155)	—	(4,556)
Selling and general expenses	(6,962)	(603)	(604)	(2)	(8,171)
Other operating income and expenses	177	(14)	(6)	(108)	77
Share of profit/(loss) of associates and joint ventures (1)	1,009	19	—	8	1,036
Net income attributable to non-controlling interests	(258)	(1)	—	—	(257)
Business operating income	10,965	1,379	621	(102)	12,863
Financial income and expenses					(362)
Income tax expense					(3,286)
Business net income					9,215

(1)	Net of taxes

A reconciliation of our business net income to Net income attributable to equity holders of Sanofi is set forth below:

(€ million)		6 months to June 30, 2011	6 months to June 30, 2010 (1)	12 months to December 31, 2010(1)
Business net income		4,320	4,905	9,215
(i)	Amortization of intangible assets	(1,701)	(1,802)	(3,529)
(ii)	Impairment of intangible assets	(69)	(108)	(433)
(iii)	Fair value remeasurement of liabilities related to contingent consideration	(66)	—	—
(iv)	Expenses arising from the impact of acquisitions on inventories (2)	(264)	(134)	(142)
(v)	Restructuring costs	(467)	(190)	(1,384)
(vi)	Other gains and losses, and litigation	(517)	—	(138)
(vii)	Impact of the non-depreciation of the property, plant and equipment of Merial (IFRS 5)	—	39	77
(viii)	Tax effects on the items listed above, comprising:	1,002	726	1,854
	- amortization of intangible assets	559	600	1,181
	- impairment of intangible assets	20	33	143
	- fair value remeasurement of liabilities related to contingent consideration	5	—	—
	- expenses arising from the impact of acquisitions on inventories	78	43	44
	- restructuring costs	150	63	466
	- other gains and losses, and litigation	190	—	46
	- non-depreciation of property, plant and equipment (IFRS 5)	—	(13)	(26)
(iv) / (ix)	Other tax items	—	(1)	2
(vii)	Share of items listed above attributable to non-controlling interests	—	1	3
(iv) / (v)	Restructuring costs and expenses arising from the impact of acquisitions on associates and joint ventures (3)	(14)	(15)	(58)
Net income attributable to equity holders of Sanofi		2,224	3,421	5,467

(1)

The results of operations of Merial, which was previously reported as a business held for exchange, have been reclassified and included in net results of continuing operations in accordance with paragraph 36 of IFRS 5, following the announcement that Merial and Intervet/Schering-Plough are to be maintained as two separate businesses operating independently.

(2)	This line comprises the workdown of inventories remeasured at fair value at the acquisition date.

(3)

This line shows the portion of major restructuring costs incurred by associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (workdown of acquired inventories, amortization and impairment of intangibles assets, and impairment of goodwill).

We also report “business earnings per share”, a specific non-GAAP financial measure which we define as business net income divided by the weighted average number of shares outstanding.

Business earnings per share for the first half of 2011 was €3.30, a decrease of 12.2% relative to the 2010 first-half figure of €3.76, based on an average number of shares outstanding of 1,308.6 million for the first half of 2011 and 1,305.8 million for the first half of 2010.

Pharmaceuticals segment first-half business operating income, 2011 and 2010

(€ million)	6 months to June 30, 2011	as % of net sales	6 months to June 30, 2010	as % of net sales	Year-on-year change
Net sales	13,730	100.0%	13,476	100.0%	+1.9%
Other revenues	816	5.9%	786	5.8%	+3.8%
Cost of sales	(4,073)	(29.7%)	(3,531)	(26.2%)	+15.3%
Gross profit	10,473	76.3%	10,731	79.6%	-2.4%
Research and development expenses	(1,963)	(14.3%)	(1,943)	(14.4%)	+1.0%
Selling and general expenses	(3,614)	(26.3%)	(3,373)	(25.0%)	+7.1%
Other operating income and expenses	42		168		-75.6%
Share of profit/(loss) of associates and joint ventures (1)	559		491		+13.8%
Net income attributable to non-controlling interests	(136)		(150)		-9.3%
Business operating income	5,361	39.0%	5,924	44.0%	-9.5%

(1)	Net of taxes

Vaccines segment first-half business operating income, 2011 and 2010

(€ million)	6 months to June 30, 2011	as % of net sales	6 months to June 30, 2010	as % of net sales	Year-on-year change
Net sales	1,308	100.0%	1,692	100.0%	-22.7%
Other revenues	10	0.8%	12	0.7%	-16.7%
Cost of sales	(550)	(42.0%)	(552)	(32.6%)	-0.4%
Gross profit	768	58.7%	1,152	68.1%	-33.3%
Research and development expenses	(264)	(20.2%)	(247)	(14.6%)	+6.9%
Selling and general expenses	(264)	(20.2%)	(284)	(16.8%)	-7.0%
Other operating income and expenses	(1)		(2)		-50.0%
Share of profit/(loss) of associates and joint ventures (1)	(2)		(8)		-75.0%
Net income attributable to non-controlling interests	—		1		-100.0%
Business operating income	237	18.1%	612	36.2%	-61.3%

(1)	Net of taxes

Animal Health segment first-half business operating income, 2011 and 2010

(€ million)	6 months to June 30, 2011	as % of net sales	6 months to June 30, 2010	as % of net sales	Year-on-year change
Net sales	1,090	100.0%	1,037	100.0%	+5.1%
Other revenues	9	0.8%	9	0.9%	0.0%
Cost of sales	(327)	(30.0%)	(303)	(29.2%)	+7.9%
Gross profit	772	70.8%	743	71.6%	+3.9%
Research and development expenses	(70)	(6.4%)	(75)	(7.2%)	-6.7%
Selling and general expenses	(322)	(29.5%)	(306)	(29.5%)	+5.2%
Other operating income and expenses	(7)		6
Share of profit/(loss) of associates and joint ventures (1)	—		—
Net income attributable to non-controlling interests	—		1		-100.0%
Business operating income	373	34.2%	369	35.6%	+1.1%

(1)	Net of taxes

C.3. Analysis of consolidated results for the first half of 2011

C.3.1. Net sales

Sanofi generated consolidated net sales of €16,128 million in the first half of 2011, down 0.5% on the first half of 2010. Exchange rate movements had an unfavorable effect of 1.5 points; this mainly reflected the depreciation of the U.S. dollar and the Venezuelan bolivar against the euro, partially offset by the appreciation of the Japanese yen, the Australian dollar and the Brazilian real. At constant exchange rates(1) and after taking account of changes in structure (primarily the consolidation of Genzyme from April 2011), net sales rose by 1.0%.

Excluding Genzyme, 2011 first-half consolidated net sales were down 4.6% at constant exchange rates, reflecting a loss of sales due to generic competition.

Reconciliation of 2011 first-half reported net sales to net sales at constant exchange rates(1)

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	Change
Reported net sales	16,128	16,205	-0.5%
Effect of exchange rates	244
Net sales at constant exchange rates	16,372	16,205	+1.0%

C.3.1.1. Net sales by business segment

Our net sales comprise the net sales generated by our Pharmaceuticals, Human Vaccines (Vaccines) and Animal Health businesses.

During the first half of 2011, Sanofi and Merck mutually terminated their agreement to create a new animal health joint venture. Consequently, the results of Merial are now included in the results of continuing operations for all of the periods reported (see note B.1.2. to the condensed half-year consolidated financial statements), and Merial’s net sales are included in consolidated net sales for all of the periods reported.

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	Change on a reported basis	Change at constant exchange rates
Pharmaceuticals	13,730	13,476	+1.9%	+3.3%
Vaccines	1,308	1,692	-22.7%	-20.3%
Animal Health	1,090	1,037	+5.1%	+6.7%
Total	16,128	16,205	-0.5%	+1.0%

(1) See definition in the Appendix (Section F).

Net sales for the Pharmaceuticals business for the first half of 2011 were €13,730 million, up 1.9% on a reported basis and up 3.3% at constant exchange rates, reflecting both the consolidation of Genzyme net sales from April 2011 and the impact of competition from generics in the United States and in Europe, healthcare reforms in the United States, and austerity measures in the European Union. Excluding Genzyme, net sales for the Pharmaceuticals business were down 3.4% at constant exchange rates.

(€ million) Product	Indication	6 months to June 30, 2011	6 months to June 30, 2010	Change on a reported basis	Change at constant exchange rates
Lantus®	Diabetes	1,894	1,716	+10.4%	+13.9%
Apidra®	Diabetes	102	83	+22.9%	+25.3%
Insuman®	Diabetes	64	67	-4.5%	-4.5%
Amaryl®	Diabetes	217	234	-7.3%	-7.7%
Other products	Diabetes	4	—	—	—
Sub-total: diabetes		2,281	2,100	+8.6%	+11.5%
Lovenox®	Thrombosis	1,119	1,635	-31.6%	-30.9%
Plavix®	Atherothrombosis	994	1,073	-7.4%	-8.4%
Taxotere®	Breast, lung, prostate, stomach, and head & neck cancer	586	1,129	-48.1%	-49.1%
Aprovel®/CoAprovel®	Hypertension	663	665	-0.3%	-0.3%
Eloxatin®	Colorectal cancer	436	160	+172.5%	+185.6%
Multaq®	Atrial fibrillation	131	63	+107.9%	+114.3%
Jevtana®	Prostate cancer	96	—	—	—
Stilnox®/Ambien® /Myslee®	Sleep disorders	232	441	-47.4%	-48.8%
Allegra®	Allergic rhinitis, urticaria	335	319	+5.0%	-1.6%
Copaxone®	Multiple sclerosis	233	262	-11.1%	-11.8%
Tritace®	Hypertension	194	211	-8.1%	-7.1%
Depakine®	Epilepsy	196	184	+6.5%	+6.0%
Xatral®	Benign prostatic hypertrophy	129	153	-15.7%	-13.1%
Actonel®	Osteoporosis, Paget’s disease	91	124	-26.6%	-28.2%
Nasacort®	Allergic rhinitis	74	104	-28.8%	-26.9%
Other Products		2,940	3,060	-3.9%	-3.6%
Consumer Health Care		1,356	1,069	+26.8%	+28.1%
Generics		848	724	+17.1%	+17.3%
Genzyme		796	—	—	—
Total Pharmaceuticals		13,730	13,476	+1.9%	+3.3%

Net sales for the Diabetes division totaled €2,281 million, up 11.5% at constant exchange rates, driven by double-digit growth for Lantus® and Apidra®.

Lantus® , the world’s leading diabetes brand, posted first-half growth of 13.9% (at constant exchange rates) to €1,894 million, with robust performances in the United States (+13.5% at constant exchange rates) and Emerging Markets (+24.7% at constant exchange rates), especially China (+40.8%) and Brazil (+35.0%). Growth was more modest in Western Europe (+5.3% at constant exchange rates), reflecting a squeeze on prices, particularly in Germany.

Net sales of the rapid-acting human insulin analog Apidra® reached €102 million in the first half, up 25.3% at constant exchange rates, helped by solid performances in Western Europe (+21.9%) and Emerging Markets (+37.5%).

Amaryl® saw net sales fall by 7.7% at constant exchange rates to €217 million, mainly as a result of competition from generics in Japan, and despite growth of 7.2% (at constant exchange rates) in Emerging Markets.

Lovenox® saw first-half net sales decline by 30.9% at constant exchange rates to €1,119 million, hit by competition from generics in the United States where sales fell 58.5% (at constant exchange rates) to €382 million. Outside the United States, sales rose by 7.5% at constant exchange rates to €737 million, driven by Emerging Markets (+12.7% at constant exchange rates, to €274 million) and Western Europe (+4.5%, to €419 million).

Taxotere® reported a 49.1% drop in net sales to €586 million (at constant exchange rates), reflecting competition from generics in Western Europe (-67.2%, to €125 million) and the United States (-54.7%, to €202 million).

Eloxatin® experienced a strong recovery in the first half as net sales surged 185.6% at constant exchange rates to €436 million, reflecting a pick-up in U.S. sales (€301 million, versus €37 million in the first half of 2010) after a court ruling barred generics manufacturers from selling their unauthorized generic versions of oxaliplatin in the United States from June 30, 2010. That said, the recovery was hampered in early 2011 as wholesaler inventories were worked down.

Net sales of Multaq® grew by 114.3% to €131 million, including €91 million in the United States (where the product obtained Tier 2 reimbursement status from two major Managed Care plans) and €34 million in Western Europe.

Jevtana®, which has been available in the United States since July 2010 and in some European Union countries (mainly France and Germany) since April 2011, posted net sales of €96 million in the first half of 2011, including €81 million in the United States.

Net sales of the hypnotic Stilnox®/Ambien®/Myslee® fell by 48.8% at constant exchange rates to €232 million, reflecting competition from generic versions of Ambien® CR in the United States. In Japan, Myslee®, the leading hypnotic in the market, continued to perform well, with net sales up 10.8% at constant exchange rates at €129 million.

Prescription sales of Allegra® were static (-1.6% at constant exchange rates) at €335 million. Strong growth in Japanese sales (+34.1%, to €274 million, accounting for 81.8% of worldwide sales) offset the slump in prescription sales in the United States (-94.9%, to €5 million) due to competition from generic versions of Allegra® D-12 and the conversion of Allegra® into an over-the-counter product in March 2011.

Net sales of Copaxone®, which are generated mainly in Western Europe, fell by 11.8% at constant exchange rates to €233 million, reflecting the end of the co-promotion agreement in certain countries notably the United Kingdom in the fourth quarter of 2010.

Net sales for the Consumer Health Care business advanced by 28.1% at constant exchange rates in the first half to €1,356 million. The main growth drivers were the successful first-quarter launch of Allegra® as an over-the-counter product in the United States, which generated €143 million of net sales in the first half of 2011 (out of total Consumer Health Care sales of €314 million in the United States), and the performance in Emerging Markets where net sales were 19.4% higher at €584 million. The business’s results include the consumer health products of Chattem in the United States from February 2010, and of BMP Sunstone in China from February 2011.

First-half net sales for the Generics business were €848 million, up 17.3% at constant exchange rates, driven by Emerging Markets (+18.1% at constant exchange rates, to €537 million), with a particularly strong performance in Latin America where the Medley product range continues to expand, and also by the United States (+73.2% at constant exchange rates, to €66 million) where Sanofi launched its own authorized generic versions of Ambien® CR and Taxotere®.

Net sales of other products totaled €2,940 million, down 3.6% at constant exchange rates.

For a discussion of sales of Plavix® and Aprovel®/CoAprovel® see section C.3.1.3., “Worldwide Presence of Plavix® and Aprovel®” below.

Genzyme net sales for the first half of 2011

(€ million)				Change on a
Product	Indication	6 months to June 30, 2011	6 months to June 30, 2010	constant structure basis and at constant exchange rates
Cerezyme®	Gaucher disease	166	—	+58.3%
Myozyme®/Lumizyme®	Pompe disease	99	—	+42.0%
Fabrazyme®	Fabry disease	30	—	+3.5%
Renagel®/Renvela®	Hyperphosphatemia	137	—	+14.6%
Synvisc®	Arthritis	89	—	+17.2%
Other Genzyme products		275	—
Sub-total: Genzyme		796	—	+16.0%

First-half net sales at Genzyme (since the acquisition date) advanced by 16.0% on a constant structure basis and at constant exchange rates, to €796 million. Sales were lifted by a recovery in Cerezyme® sales (€166 million, up 58.3% on a constant structure basis and at constant exchange rates), after production was slowed down in 2010. Sales of Fabrazyme® (€30 million, up 3.5% on a constant structure basis and at constant exchange rates) continued to be dented by supply constraints. Myozyme® saw strong growth (€99 million, up 42.0% on a constant structure basis and at constant exchange rates), driven by the performance of Lumizyme® in the United States. Renagel®/Renvela® posted net sales of €137 million, up 14.6% on a constant structure basis and at constant exchange rates, reflecting the product’s increased market share in Western Europe and the United States. Sales of Synvisc® reached €89 million, up 17.2% on a constant structure basis and at constant exchange rates, driven by the launch of Synvisc One® in Japan.

Geographical split of 2011 first-half net sales of the main pharmaceutical products

(€ million)
Product	Western Europe	(1)	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets	(2)	Change at constant exchange rates	Other countries	(3)	Change at constant exchange Rates
Lantus®	362		+5.3%	1,129		+13.5%	296		+24.7%	107		+22.9%
Apidra®	39		+21.9%	33		+12.9%	21		+37.5%	9		+100.0%
Insuman®	50		-9.1%	—		—	14		+16.7%	—		—
Amaryl ®	17		-22.7%	2		-33.3%	114		+7.2%	84		-20.4%
Other products	4		—	—		—	—		—	—		—
Sub-total: diabetes	472		+4.2%	1,164		+13.3%	445		+19.9%	200		+1.6%
Lovenox®	419		+4.5%	382		-58.5%	274		+12.7%	44		+5.0%
Plavix®	219		-42.2%	104	*	-4.6%	347		+8.3%	324		+18.1%
Taxotere®	125		-67.2%	202		-54.7%	156		-23.5%	103		-11.1%
Aprovel®/CoAprovel®	395		-7.3%	23	*	+35.3%	188		+11.4%	57		+6.1%
Eloxatin®	24		0.0%	301		+773.0%	79		+12.9%	32		+6.7%
Multaq®	34		+209.1%	91		+88.2%	3		—	3		+100.0%
Jevtana®	11		—	81		—	4		—	—		—
Stilnox®/Ambien® /Myslee®	27		0.0%	43		-83.2%	31		-8.8%	131		+9.8%
Allegra®	8		-20.0%	5		-94.9%	48		+16.7%	274		+34.6%
Copaxone®	222		-9.8%	—		—	—		-100.0%	11		+11.1%
Tritace®	88		-11.1%	—		—	95		0.0%	11		-26.7%
Depakine®	72		-2.7%	—		—	116		+12.6%	8		0.0%
Xatral®	31		-11.4%	65		-17.1%	32		-8.6%	1		0.0%
Actonel®	30		-47.4%	—		—	42		-12.5%	19		-10.5%
Nasacort®	15		-11.8%	45		-36.1%	12		0.0%	2		0.0%
Other Products	1,263		-7.8%	261		-18.5%	1,039		+5.7%	377		+0.6%
Consumer Health Care	343		+3.6%	314		+126.0%	584		+19.4%	115		+8.2%
Generics	227		+8.2%	66		+73.2%	537		+18.1%	18		-19.0%
Genzyme	219		—	379		—	115		—	83		—
Total Pharmaceuticals	4,244		-6.0%	3,526		+0.2%	4,147		+13.1%	1,813		+14.5%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.

(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(3)	Japan, Canada, Australia and New Zealand.

*	Sales of active ingredient to the entity majority-owned by BMS in the United States.

Net sales for the Vaccines business in the first half of 2011 were €1,308 million, down 20.3% at constant exchange rates and 22.7% on a reported basis.

Sales in 2011 have been adversely affected by the lack of sales of vaccines against the A/H1N1 pandemic influenza strain (€419 million in the first half of 2010). Stripping out this effect, net sales were up 6.0% at constant exchange rates, as a strong performance in Emerging Markets (+15.7% at constant exchange rates) offset a 6.2% fall in sales in Western Europe and flat sales in the United States.

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	Change on a reported basis	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	494	483	+2.3%	+4.1%
Influenza Vaccines (including Vaxigrip® and Fluzone®)	158	532	-70.3%	-69.9%
- of which seasonal influenza vaccines	158	113	+39.8%	+41.6%
- of which pandemic influenza vaccines	—	419	-100.0%	-100.0%
Meningitis/Pneumonia Vaccines (including Menactra®)	183	224	-18.3%	-12.6%
Adult Booster Vaccines (including Adacel®)	206	186	+10.8%	+15.6%
Travel and Other Endemic Disease Vaccines	171	193	-11.4%	-10.9%
Other Vaccines	96	74	+29.7%	+39.9%
Total Vaccines	1,308	1,692	-22.7%	-20.3%

Net sales of Influenza Vaccines fell by 69.9% (at constant exchange rates) to €158 million in the first half of 2011. Strong growth for seasonal influenza vaccines (+41.6% at constant exchange rates, to €158 million) was not enough to offset the lack of sales of pandemic influenza vaccines (€419 million of net sales in the first half of 2010), in both cases primarily in Latin America.

Polio/Pertussis/Hib Vaccines reported growth of 4.1% (at constant exchange rates) to €494 million, driven by a strong performance by Pentaxim® (+29.7%, to €121 million), especially in Emerging Markets.

Meningitis/Pneumonia Vaccines reported net sales of €183 million, down 12.6% at constant exchange rates. Sales show resilience despite a reduction in catch-up vaccinations with the Menactra® quadrivalent meningococcal meningitis vaccine in the United States and the introduction of a rival product.

Net sales of Adult Booster Vaccines rose by 10.8% at constant exchange rates to €206 million, propelled by Adacel® (+21.6%, to €131 million).

Net sales of Travel and Other Endemic Disease Vaccines fell by 10.9% at constant exchange rates to €171 million, due largely to lower sales of vaccines against hepatitis A and rabies.

Sales generated by Sanofi Pasteur MSD, the joint venture with Merck & Co. Inc in Europe (which are not consolidated by Sanofi), came to €308 million in the first half of 2011, down 14.9% on a reported basis. This reflects a drop in sales of Gardasil®, a vaccine that prevents papillomavirus infections which are a cause of cervical cancer (-26.9% on a reported basis, to €89 million).

Geographical split of 2011 first-half Vaccines net sales

(€ million)	Western Europe	(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	(2)	Change at constant exchange rates	Other countries	(3)	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	17		-50.0%	209	-2.7%	215		+18.7%	53		+22.0%
Influenza Vaccines* (incl. Vaxigrip® and Fluzone®)	—		-100.0%	—	-100.0%	147		-67.2%	11		-28.6%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	1		-66.7%	130	-19.2%	47		+20.0%	5		-18.5%
Adult Booster Vaccines (incl. Adacel®)	42		+57.7%	142	+8.6%	12		-20.0%	10		+83.3%
Travel and Other Endemic Disease Vaccines	11		-8.3%	41	-10.0%	98		-18.3%	21		-9.5%
Other Vaccines	6		0.0%	76	+43.9%	8		+14.3%	6		+85.3%
Total Vaccines	77		-41.5%	598	-1.7%	527		-35.2%	106		+12.2%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.

(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(3)	Japan, Canada, Australia and New Zealand.

*	Seasonal and pandemic influenza vaccines.

The Animal Health business is carried on by Merial, which has been a wholly-owned subsidiary of Sanofi since September 18, 2009. Following the mutual termination by Sanofi and Merck of their agreement to create a new animal health joint venture, the results of Merial are now included in the results of continuing operations for all of the periods reported (see note B.1.2. to the condensed half-year consolidated financial statements).

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	Change on a reported basis	Change at constant exchange rates
Frontline® and other fipronil-based products	459	446	+2.9%	+4.7%
Vaccines	325	299	+8.7%	+9.7%
Avermectin	198	188	+5.3%	+6.4%
Other Animal Health products	108	104	+3.8%	+6.7%
Total Animal Health	1,090	1,037	+5.1%	+6.7%

Merial reported net sales of €1,090 million for the first half of 2011, representing growth of 6.7% at constant exchange rates (+5.1% on a reported basis), the main growth driver being the performance in Emerging Markets.

Net sales for the companion animals franchise were driven by sales of Frontline® (+4.7% at constant exchange rates, to €459 million). Vaccines sales were sharply higher (+9.7% at constant exchange rates), especially in Emerging Markets (+19.4%) with the success of Vaxxitex®.

Geographical split of 2011 first-half Animal Health net sales

(€ million)	Western Europe	(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	(2)	Change at constant exchange rates	Other countries	(3)	Change at constant exchange rates
Frontline® and other fipronil-based products	138		+6.2%	255	+4.3%	41		+11.1%	25		-8.0%
Vaccines	99		+1.0%	60	+8.6%	160		+19.4%	6		-33.3%
Avermectin	30		+3.4%	106	+0.9%	27		17.4%	35		+23.1%
Other Animal Health products	43		-4.4%	35	+5.6%	17		0.0%	13		+116.7%
Total Animal Health	310		+2.6%	456	+4.1%	245		+16.2%	79		+12.1%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.

(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(3)	Japan, Canada, Australia and New Zealand.

C.3.1.2. Net sales by geographic region

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010	Change on a reported basis	Change at constant exchange rates
Western Europe(1)	4,631	4,965	-6.7%	-6.4%
United States	4,580	4,819	-5.0%	+0.3%
Emerging Markets(2)	4,919	4,770	+3.1%	+4.9%
Of which Eastern Europe and Turkey	1,350	1,333	+1.3%	+2.0%
Of which Asia (excl. Pacific region)	1,152	1,024	+12.4%	+13.1%
Of which Latin America	1,481	1,518	-2.4%	+1.4%
Of which Africa	470	431	+9.1%	+8.8%
Of which Middle East	418	405	+3.2%	+5.9%
Other Countries(3)	1,998	1,651	+20.9%	+14.4%
Of which Japan	1,368	1,075	+27.2%	+20.4%
Total	16,128	16,205	-0.5%	+1.0%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.

(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(3)	Japan, Canada, Australia and New Zealand.

Net sales in Emerging Markets reached €4,919 million, up 10.5% at constant exchange rates after stripping out both the effect of net sales of A/H1N1 vaccines recognized in 2010 (€361 million, mainly in Latin America) and Genzyme’s net sales. Including A/H1N1 vaccines and Genzyme, growth in Emerging Markets net sales was 4.9% at constant exchange rates. Growth excluding Genzyme was 2.2% at constant exchange rates. In Brazil, net sales were €715 million, down 9.9% at constant exchange rates but up 22.6% excluding A/H1N1 vaccines thanks to strong generics sales and the contribution from Genzyme. In China, net sales came to €442 million (+39.7% at constant exchange rates), boosted by the performance of Plavix® and Lantus®. In Eastern Europe and Turkey, growth (+2.0% at constant exchange rates) was hampered by generic competition for Taxotere® in Turkey. Sales in Russia totaled €365 million, up 8.5% at constant exchange rates.

In the United States, net sales were static (+0.3% at constant exchange rates, to €4,580 million), as the successful launch of Allegra® as an over-the-counter product and good performances from Lantus®, Multaq® and Jevtana® offset the effect of generic versions of Lovenox®, Ambien® CR, Taxotere®, and prescription Allegra®. At constant exchange rates, net sales were down 8.6% excluding Genzyme.

Net sales in Western Europe fell by 6.4% at constant exchange rates to €4,631 million, under the effect of competition from generic versions of Plavix® (-42.2% at constant exchange rates) and of Taxotere® (-67.2% at constant exchange rates), and of austerity measures. At constant exchange rates, net sales were down 11.5% excluding Genzyme.

In the Other Countries region, net sales rose by 14.4% at constant exchange rates. In Japan, net sales came to €1,368 million (+20.4% at constant exchange rates, or +14.0% excluding Genzyme), thanks to fine performances by Plavix® (+24.6%, to €301 million) and Allegra® (+34.1%, to €274 million).

C.3.1.3. Worldwide presence of Plavix® and Aprovel®

Two of our leading products – Plavix® and Aprovel® – were discovered by Sanofi and jointly developed with Bristol-Myers Squibb (BMS) under an alliance agreement. In all territories except Japan, these products are sold either by Sanofi or by BMS in accordance with the terms of the alliance agreement (1).

Worldwide sales of these two products are an important indicator because they facilitate a financial statement user’s understanding and analysis of our consolidated income statement, particularly in terms of understanding our overall profitability in relation to consolidated revenues, and also facilitate a user’s ability to understand and assess the effectiveness of our research and development efforts. Also, disclosing sales made by BMS of these two products enables users to have a clearer understanding of trends in different lines of our income statement, in particular the lines “Other revenues”, where we record royalties received on those sales; “Share of profit/loss of associates and joint ventures”, where we record our share of the profit/loss of entities included in the BMS Alliance and under BMS operational management; and “Net income attributable to non-controlling interests”, where we record the BMS share of profit/loss of entities included in the BMS Alliance and under our operational management.

Geographical split of 2011 and 2010 first-half worldwide sales of Plavix® and Aprovel®

(€ million)	6 months to June 30, 2011			6 months to June 30, 2010			Change on a reported basis	Change at constant exchange rates
	Sanofi(2)	BMS(3)	Total	Sanofi(2)	BMS(3)	Total
Plavix®/Iscover®(1)
Europe	278	24	302	406	60	466	-35.2%	-35.3%
United States	—	2,415	2,415	—	2,262	2,262	+6.8%	+12.2%
Other countries	639	145	784	551	136	687	+14.1%	+13.1%
Total	917	2,584	3,501	957	2,458	3,415	+2.5%	+5.9%

(€ million)	6 months to June 30, 2011			6 months to June 30, 2010			Change on a reported basis	Change at constant exchange rates
	Sanofi(5)	BMS(3)	Total	Sanofi(5)	BMS(3)	Total
Aprovel®/Avapro®/ Karvea®/Avalide® (4)
Europe	354	66	420	408	81	489	-14.1%	-14.4%
United States	—	209	209	—	266	266	-21.4%	-17.3%
Other countries	223	99	322	198	103	301	+7.0%	+7.3%
Total	577	374	951	606	450	1,056	-9.9%	-8.9%

(1)	Plavix® is marketed under the trademarks Plavix® and Iscover®.
(2)

Net sales of Plavix® consolidated by Sanofi, including sales of generics, and excluding sales to BMS (€112 million for the six months to June 30, 2011; €154 million for the six months to June 30, 2010).

(3)

Translated into euros by Sanofi using the method described in Note B.2. to the consolidated financial statements, included in our Annual Report on Form 20-F for the year ended December 31, 2010 (page F-12); this document is available on our website, www.sanofi.com.

(4)	Aprovel® is marketed under the trademarks Aprovel®, Avapro®, Karvea® and Avalide®.
(5)	Net sales of Aprovel® consolidated by Sanofi, excluding sales to BMS (€86 million for the six months to June 30, 2011; €60 million for the six months to June 30, 2010).

(1)

See Note C.1 to the consolidated financial statements for the year ended December 31, 2010, included in our Annual Report on Form 20-F (pages F-35 and F-36); this document is available on our website, www.sanofi.com.

Worldwide sales of Plavix®/Iscover® reached €3,501 million in the first half of 2011, a rise of 5.9% at constant exchange rates. In the United States, sales (consolidated by BMS) reported robust growth of 12.2% at constant exchange rates, to €2,415 million. In Europe, net sales of Plavix® fell by 35.3% (at constant exchange rates) to €302 million due to competition from generics. In Japan and China, Plavix® continued its success, with net sales reaching €301 million (+24.6% at constant exchange rates) and €132 million (+29.5% at constant exchange rates), respectively.

Worldwide sales of Aprovel®/Avapro®/Karvea®/Avalide® were €951 million in the first half of 2011, down 8.9% at constant exchange rates, reflecting in particular the voluntary recall of some batches of Avalide® (irbesartan-hydrochlorothiazide) by BMS and Sanofi in the North American, Mexican and Argentinean markets.

C.3.2. Other revenues

Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, totaled €835 million, versus €807 million in the first half of 2010, a rise of 3.5%.

This increase was mainly due to license revenues under the worldwide alliance with BMS on Plavix® and Aprovel®, which represented €659 million in the first half of 2011, versus €632 million in the first half of 2010 (+4.3% on a reported basis). These revenues were boosted by stronger sales of Plavix® in the United States (+12.2% at constant exchange rates), but also adversely affected by unfavorable trends in the U.S. dollar/euro exchange rate.

C.3.3. Gross profit

Gross profit for the six months to June 30, 2011 was €11,749 million (72.8% of net sales), versus €12,516 million for the comparable period of 2010 (77.2% of net sales). This represents a fall of 6.1%, equivalent to a reduction of 4.4 points in the gross margin ratio.

The gross margin ratio for the Pharmaceuticals business slipped by 3.3 points to 76.3%, reflecting the combined effect of higher royalty revenue (+0.1 of a point) and a deterioration in the ratio of cost of sales to net sales (-3.5 points). This latter trend was mainly due to the adverse effect of generics (primarily Lovenox®, Ambien®CR and Taxotere® in the United States, and Plavix® and Taxotere® in Europe) and to higher raw materials prices for heparins.

For the Vaccines business, the gross margin ratio fell by 9.4 points to 58.7%, mainly due to the non-recurrence in the first half of 2011 of the favorable margins generated on sales of pandemic influenza vaccine in 2010.

The Animal Health business recorded a gross margin ratio of 70.8%, down 0.8 of a point.

In addition, the consolidated gross margin ratio was adversely affected in the first half of 2011 by an expense of €264 million (1.6 points) arising from the workdown during the period of acquired inventories remeasured at fair value in business combinations, primarily Genzyme (€262 million). In the first half of 2010, this expense was €134 million (0.8 of a point), mainly on the workdown of Merial inventories.

C.3.4. Research and development expenses

Research and development (R&D) expenses came to €2,297 million (versus €2,260 million in the first half of 2010), representing 14.2% of net sales (versus 13.9% in the first half of 2010) and a year-on-year increase of 1.6%.

R&D expenses for the Pharmaceuticals business rose by 1.0% or €20 million. The increase in R&D expense caused by the first-time consolidation of Genzyme in the first half of 2011 was almost entirely cancelled out by the effects of the reorganizations initiated by the Group in 2009 and the rationalization of the project portfolio.

R&D expenses for the Vaccines business rose by €17 million (+6.9%), due mainly to the dengue fever and clostridium difficile projects.

In the Animal Health business, R&D expenses fell by €5 million (-6.7%) versus the first half of 2010.

C.3.5. Selling and general expenses

Selling and general expenses amounted to €4,201 million, against €3,955 million in the first half of 2010, a rise of 6.2%. They represented 26.0% of net sales, versus 24.4% in the first half of 2010.

The Pharmaceuticals business generated an increase of €241 million (+7.1%), largely as a result of the first-time consolidation of Genzyme. Excluding Genzyme, selling and general expenses were stable year-on-year, reflecting increased promotional spend on new products but also lower costs on products facing generic competition in Europe and the United States.

Selling and general expenses for the Vaccines business were down by €20 million (-7.0%), thanks to a reduction in selling expenses associated with pandemic influenza vaccines.

In the Animal Health business, selling and general expenses rose by €16 million (+5.2%), in line with the rise in net sales.

C.3.6. Other operating income and expenses

In the first half of 2011, other operating income amounted to €191 million (versus €243 million in the first half of 2010), and other operating expenses to €168 million (versus €141 million in the first half of 2010).

Overall, other operating income and expenses represented net income of €23 million in the first half of 2011, against €102 million in the first half of 2010. The year-on-year fall of €79 million was mainly due to the discontinuation of royalty payments from Teva on North American sales of Copaxone® from the second quarter of 2010.

This line also includes costs associated with the acquisition of Genzyme (€65 million), and a net operational foreign exchange gain of €13 million; this compares with a net operational foreign exchange loss of €110 million, which arose at a time of strong exchange rate volatility.

C.3.7. Amortization of intangibles

Amortization charged against intangible assets amounted to €1,701 million in the first half of 2011, compared with €1,802 million in the first half of 2010. The year-on-year reduction of €101 million was mainly due to:

- reductions: a fall in amortization charged against intangible assets recognized on the acquisition of Aventis (€1,059 million in the first half of 2011, versus €1,584 million in the first half of 2010), as some products reached the end of their life cycles in the face of competition from generics;

- increases: new amortization charges in the first half of 2011 on intangible assets recognized on the acquisition of Genzyme in the second quarter of 2011 (impact: €242 million) and on the first-time consolidation of Merial in the first quarter of 2011 (impact: €165 million).

C.3.8. Impairment of intangibles

This line showed impairment losses of €69 million recorded against intangible assets in the first half of 2011, compared with €108 million in the first half of 2010.

Impairment losses booked in the first half of 2011 mainly related to Zentiva generics following a downward revision of sales projections, and the discontinuation of a joint project with Metabolex in diabetes.

In the first half of 2010, impairment losses mainly comprised a partial write-down of the intangible asset relating to pentavalent vaccine Shan5®, for which sales projections were revised to take account of the need to file a new application for WHO pre-qualification following a flocculation problem in some batches.

C.3.9. Fair value remeasurement of liabilities related to contingent consideration

This line records fair value remeasurements of liabilities related to business combinations accounted for in accordance with the revised IFRS 3. Such remeasurements generated a new expense of €66 million in the first half of 2011, relating mainly to contingent purchase consideration on the acquisition of TargeGen, the contingent value rights (CVRs) issued in connection with the Genzyme acquisition, and contingent consideration payable to Bayer as a result of the Genzyme acquisition (see Note B.11. to the condensed half-year consolidated financial statements).

C.3.10. Restructuring costs

Restructuring costs amounted to €467 million in the first half of 2011, compared with €190 million in the first half of 2010, and mainly relate to the transformation program initiated in 2009.

In the first half of 2011, these costs essentially comprised employee-related expenses incurred under plans to adjust headcount in support functions, sales forces and R&D in Europe, along with industrial site rehabilitation costs and accelerated depreciation of property, plant and equipment.

In the first half of 2010, they related mainly to measures taken to adapt chemical industrial operations in France, and sales and R&D functions in Western Europe and North America.

C.3.11. Other gains and losses, and litigation

The only item reported on this line in the first half of 2011 is amortization expense of €517 million, representing the backlog of amortization that was not charged against the tangible and intangible assets of Merial from September 18, 2009 through December 31, 2010 because these assets were classified as held for sale or exchange during that period in accordance with IFRS 5 (see Note B.1.2. to the condensed half-year consolidated financial statements).

Nothing was recorded on this line in the first half of 2010.

C.3.12. Operating income

Operating income for the first half of 2010 was €2,454 million, compared with €4,303 million for the first half of 2010, a fall of 43.0%.

C.3.13. Financial income and expenses

Net financial expense for the period was €178 million, €38 million higher than the figure for the comparable period of 2010 (€140 million).

Financial expenses directly related to net debt (defined as short-term and long-term debt, plus related interest rate and currency derivatives, minus cash and cash equivalents) were €136 million, versus €165 million in the first half of 2010. This reduction reflected:

- a reduction in the average interest rate, attributable to the lower rate charged on the debt contracted to fund the Genzyme acquisition at the end of the first quarter of 2011, so that interest expense was static during the first half of 2011 despite an increase in average debt;

- an increase in financial income, arising from the higher average level of cash held by the Group during the first half of 2011.

Net financial foreign exchange losses came to €10 million in the first half of 2011, versus €9 million in the first half of 2010.

The figure for the first half of 2010 also included gains on disposals of non-current financial assets amounting to €51 million, mainly on the divestment of the Group’s interest in Novexel.

C.3.14. Income before tax and associates and joint ventures

Income before tax and associates and joint ventures, amounted to €2,276 million in the first half of 2011 compared with €4,163 million in the first half of 2010, a decrease of 45.3%.

C.3.15. Income tax expense

Income tax expense for the period was €472 million, against €1,071 million in the first half of 2010.

The effective tax rate(1) was 27.5%, versus 28.2% in the first half of 2010. The difference relative to the standard income tax rate applicable in France (34%) is mainly due to royalty income being taxed at a reduced rate in France.

This item also includes the tax effects of amortization of intangible assets (including those of Merial from September 18, 2009) and of restructuring costs, amounting respectively to €749 million and €150 million in the first half of 2011 and to €600 million and €63 million in the first half of 2010.

C.3.16. Share of profit/loss of associates and joint ventures

The share of profit/loss of associates and joint ventures totaled €556 million in the first half of 2011, compared with €476 million in the first half of 2010. This line mainly includes Sanofi’s share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance, which rose by 15.4% to €548 million (versus €475 million in the first half of 2010). This year-on-year rise was mainly due to stronger sales of Plavix® in the United States (+6.8% on a reported basis).

(1) Calculated on the basis of business operating income minus net financial expenses, and before (i) the share of profit/loss of associates and joint ventures and (ii) net income attributable to non-controlling interests.

C.3.17. Net income

Net income for the first half of 2011 was €2,360 million, compared with €3,568 million for the first half of 2010.

C.3.18. Net income attributable to non-controlling interests

Net income attributable to non-controlling interests totaled €136 million in the first half of 2011, compared with €147 million in the first half of 2010. This line mainly comprises the share of pre-tax profits paid to BMS from territories managed by Sanofi (€125 million, versus €137 million in the first half of 2010); the year-on-year fall is directly related to increased competition from generic versions of clopidogrel (Plavix®) in Europe.

C.3.19. Net income attributable to equity holders of Sanofi

Net income attributable to equity holders of Sanofi amounted to €2,224 million in the first half of 2011, compared with €3,421 million in the first half of 2010.

Basic earnings per share (EPS) was €1.70, 35.1% lower than the 2010 first-half figure of €2.62, based on an average number of shares outstanding of 1,308.6 million in the first half of 2011 and 1,305.8 million in the first half of 2010. Diluted EPS was €1.69, versus €2.61 for the comparable period of 2010.

C.3.20. Business net income (1)

Business net income for the first half of 2011 was €4,320 million, compared with €4,905 million in the first half of 2010, a fall of 11.9%. It represented 26.8% of net sales, compared with 30.3% in the first half of 2010.

Business EPS for the first half of 2011 was €3.30, versus €3.76 for the comparable period of 2010 (a reduction of 12.2%), based on the average number of shares outstanding.

(1) See definition in the Appendix (section F).

C.4. Consolidated statement of cash flows

Condensed consolidated statement of cash flows

(€ million)	6 months to June 30, 2011	6 months to June 30, 2010
Net cash provided by / (used in) operating activities	3,905	4,372
Net cash provided by / (used in) investing activities	(13,867)	(2,138)
Net cash provided by / (used in) financing activities	9,939	(3,714)
Impact of exchange rates on cash and cash equivalents	(50)	156
Impact of the cash and cash equivalents of Merial	146	—
Net change in cash and cash equivalents – (decrease) / increase	73	(1,324)

Net cash provided by operating activities amounted to €3,905 million in the first half of 2011, compared with €4,372 million in the first half of 2010.

Operating cash flow before changes in working capital for the six months ended June 30, 2011 totaled €4,780 million, against €5,711 million a year earlier, reflecting a rise in cost of sales and the first-time consolidation of the selling and general expenses of Genzyme in the first half of 2011.

Working capital requirements rose by €875 million in the period, compared with €1,339 million in the first half of 2010. This improvement was mainly due to lower cash outflows on restructuring in the first half of 2011, and the discontinuation of royalty payments by Teva on Copaxone® in the first half of 2010.

Net cash used in investing activities totaled €13,867 million in the first half of 2011, compared with €2,138 million in the first half of 2010.

Acquisitions of property, plant and equipment and intangible assets amounted to €832 million (after €786 million in the first half of 2010); the main items were investments in industrial and research facilities (€563 million) and contractual payments for intangible rights under license and collaboration agreements (€63 million).

Acquisitions of investments in the period amounted to €13,467 million, net of cash acquired. After including assumed liabilities and commitments, these acquisitions were valued at €13,958 million, mainly comprising the purchase of the equity interests in Genzyme (€13,547 million) and BMP Sunstone. In the first half of 2010, financial investments totaled €1,398 million; after including assumed liabilities and commitments, they were valued at €2,100 million and mainly comprised the purchase of equity interests in Chattem (€1,640 million), Bioton Vostok, Fovea and BiPar.

After-tax proceeds from disposals amounted to €71 million, arising mainly on the sale of intangible assets in Brazil (€36 million). In the first half of 2010, proceeds from disposals were €75 million, the main item being a €47 million gain on the divestment of an equity interest in Novexel. The change in loans and other financial assets (€361 million) is mainly related to the acquisition of Genzyme.

Financing activities provided net cash of €9,939 million in the first half of 2011, after using net cash of €3,714 million in the first six months of 2010. The 2011 first-half figure includes net external funding raised (net change in short-term and long-term debt) of €11,406 million, as opposed to the 2010 first-half figure which included net debt repayments of €229 million. Financing cash flows also include the Sanofi dividend payout of €1,372 million (versus €3,131 million in the first half of 2010), and the acquisition of 2.1 million of the company’s own shares for €113 million.

After the impact of exchange rates and the impact of the cash and cash equivalents of Merial, the net change in cash and equivalents during the first half of 2011 was an increase of €73 million, versus a decrease of €1,324 million in the first half of 2010.

C.5. Consolidated balance sheet

Total assets were €99,594 million as of June 30, 2011, versus €85,264 million as of December 31, 2010, an increase of €14,330 million.

Debt, net of cash and cash equivalents as of June 30, 2011 was €13,231 million, compared with €1,577 million as of December 31, 2010. We define “debt, net of cash and cash equivalents” as short-term and long-term debt, plus related interest rate and currency derivatives, minus cash and cash equivalents. The gearing ratio (debt, net of cash and cash equivalents as a proportion of total equity) rose from 3.0% to 25.2%. For analyses of our debt as of June 30, 2011 and December 31, 2010 by type, maturity, interest rate and currency, refer to Note B.9. to the condensed half-year consolidated financial statements.

The financing arrangements in place as of June 30, 2011 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to Sanofi’s credit rating.

Other key movements in the balance sheet are described below.

Total equity stood at €52,599 million as of June 30, 2011, compared with €53,288 million as of December 31, 2010. The overall net decrease reflected the following factors:

-

reductions: the dividend payout to shareholders (Sanofi dividend for the 2010 financial year: €1,372 million), and the net change in cumulative translation differences arising from the appreciation of the euro against other currencies (€1,748 million, mainly on the U.S. dollar);

-	increases: net income for the first half of 2011, amounting to €2,360 million.

As of June 30, 2011, Sanofi held 8.1 million of its own shares (0.6% of the share capital), recorded as a deduction from equity.

Goodwill and Other intangible assets (€60,077 million) increased by €15,666 million, mainly as a result of the following factors:

-

increases: acquisitions of companies (€3,902 million of goodwill, €10,704 million of intangible assets), mainly on Genzyme, plus the reclassification of Merial assets previously reported as held for sale or exchange (€1,210 million of goodwill, €3,979 million of intangible assets);

-

reductions: amortization and impairment charged during the period (€2,237 million), including non-recurring amortization charged against Merial assets for the period from September 18, 2009 through December 31, 2010 (see Note C.3.11. above), plus the effects of the translation into euros of assets denominated in other currencies (€1,981 million, mainly on the U.S. dollar).

Provisions and other non-current liabilities (€9,704 million) rose by €378 million, due in particular to a net increase of €167 million in restructuring provisions, the first-time consolidation of new entities (Genzyme and BMP Sunstone), and the reclassification of Merial provisions previously reported as liabilities related to assets held for sale or exchange.

Net deferred tax liabilities (€3,382 million) rose by €2,625 million. This reflects an increase of €3,668 million due to the first-time consolidation of new entities (mainly Genzyme and Merial), partly offset by reversals of deferred tax liabilities on the remeasurement of acquired intangible assets (€750 million) and by the effect of the depreciation of other currencies against the euro (€119 million).

Current and non-current liabilities related to business combinations and to non-controlling interests (€1,597 million) increased by €1,111 million, reflecting the recognition in the first half of 2011 of contingent value rights and contingent purchase consideration payable to Bayer, both of which arose as a result of the Genzyme acquisition.

The decrease in assets held for sale or exchange, net of related liabilities (€30 million, versus €5,364 million as of December 31, 2010), corresponds to the reclassification of the net assets of Merial (€5,347 million) to the relevant balance sheet line items (see Note B.7. to the condensed half-year consolidated financial statements).

D. PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The risk factors to which Sanofi is exposed are described in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission on March 1, 2011. The nature of these risks has not significantly changed over the first half of 2011. These risks may materialize during the second half of 2011 or during subsequent periods.

E. OUTLOOK

We anticipate our 2011 full-year business earnings per share (1) will be 2% to 5% lower than 2010 at constant exchange rates, barring major unforeseen adverse events. This guidance assumes no return of generics of Eloxatin® in the United States.

We define “business earnings per share” as “business net income”(1) divided by the weighted average number of shares outstanding.

Business net income for the full year ended December 31, 2010 amounted to €9,215 million, giving business earnings per share of €7.06.

This guidance has been prepared using accounting methods consistent with those used in the preparation of our historical financial information. It draws upon assumptions defined by Sanofi and its subsidiaries, in particular regarding the following factors:

¡	trends in exchange rates and interest rates;

¡	growth in the national markets in which we operate;

¡	healthcare reimbursement policies, pricing reforms, and other governmental measures affecting the pharmaceutical industry;

¡	developments in the competitive environment, in terms of innovative products and the introduction of generics;

¡	respect by others for our intellectual property rights;

¡	progress on our research and development programs;

¡	the impact of our operating cost control policy, and trends in our operating costs;

¡	the average number of shares outstanding.

Some of the information, assumptions and estimates concerned are derived from or based, in whole or in part, on judgments and decisions made by Sanofi management that may be liable to change or adjustment in future.

(1) See definition in the Appendix (Section F).

Forward-Looking Statements

This document contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the Securities and Exchange Commission (SEC) and the Autorité des marchés financiers (AMF) made by Sanofi, including those listed under “Risk Factors”(1) and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. For an update on litigation, refer to Note B.15. “Legal and arbitral proceedings” to our condensed half-year consolidated financial statements for the six months ended June 30, 2011 and section “D. Principal risk factors and uncertainties" on page 74 of the half-year management report.

Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

(1) Refer to pages 4 to 13 of our Annual Report on Form 20-F for the year ended December 31, 2010, which is available on our website: www.sanofi.com.

F. APPENDIX – DEFINITION OF FINANCIAL INDICATORS

F.1. Net sales on a constant structure basis and at constant exchange rates

F.1.1. Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, we exclude the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.

Reconciliation of 2011 first-half reported net sales to net sales at constant exchange rates

(€ million)	6 months to June 30, 2011
Reported net sales for the first half of 2011	16,128
Effect of exchange rates	244
Net sales at constant exchange rates for the first half of 2011	16,372

F.1.2. Net sales on a constant structure basis

When we refer to changes in our net sales “on a constant structure basis”, we eliminate the effect of changes in structure by restating the net sales for the previous period as follows:

¡

by including sales from an entity or with respect to product rights acquired in the current period for a portion of the previous period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

¡	similarly, by excluding sales for a portion of the previous period when we have sold an entity or rights to a product in the current period;

¡	for a change in consolidation method, by recalculating the previous period on the basis of the method used for the current period.

F.2. Business net income

“Business operating income”, adopted in order to comply with IFRS 8, is an indicator that we use internally to measure operational performance and allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

¡	the amounts reported in the lines Restructuring costs, Fair value remeasurement of liabilities related to contingent consideration and Other gains and losses, and litigation, are eliminated;

¡	amortization and impairment losses charged against intangible assets (other than software) are eliminated;

¡	the share of profits/losses of associates and joint-ventures is added;

¡	the share attributable to non-controlling interests is deducted;

¡

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint-ventures) are eliminated;

¡	restructuring costs relating to associates and joint ventures are eliminated.

“Business net income” is defined as Net income attributable to equity holders of Sanofi, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets, (iii) fair value remeasurement of liabilities related to contingent consideration; (iv) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (v) restructuring costs (including restructuring costs relating to associates and joint ventures), (vi) other gains and losses, and litigation; (vii) the impact of the non-depreciation of the property, plant and equipment of Merial in 2010 (in accordance with IFRS 5) (viii) the tax effect related to the items listed in (i) through (vii); as well as (ix) the effects of major tax disputes and (x) the share of non-controlling interests in items (i) through (ix). Items (ii), (v) and (vi) correspond to those reported in the income statement line items Restructuring costs, Fair value remeasurement of liabilities related to contingent consideration and Other gains and losses, and litigation.

We also report “business earnings per share” (“business EPS”), a non-GAAP financial measure that we define as business net income divided by the weighted average number of shares outstanding.